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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF JULY, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F      X      Form 40-F
                    -----------           ------------

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes                No        X
              -----------         -----------

          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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[CNH LOGO]                                        [BNP PARIBAS LEASE GROUP LOGO]



                                                  NEWS RELEASE


CNH AND BNP PARIBAS LEASE GROUP COMPLETE RETAIL FINANCING AGREEMENT


FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH  CNH  (1) 847 955 3939
MARK VENUS  BPLG  (33) 1 41 97 22 03

Lake Forest, IL (July 9, 2002) CNH Global N.V. (NYSE:CNH), a global leader in agricultural and construction equipment, and BNP PARIBAS Lease Group (BPLG), the leasing arm of BNP PARIBAS, the largest bank in the Euro zone by market capitalization, have finalized their agreement to form a new long term retail financing partnership across Europe, following completion of the regulatory approval process. All the brands and commercial activities of CNH in Western Europe will be covered by the agreement, which was first announced on May 13, 2002.

The significant expansion in the scope of activities has been made possible by an agreement to modify the operating and funding structures of CNH Capital's European operations. Under the new agreement, BPLG holds 50.1% of the shares of CNH Capital Europe SAS, which holds the retail financing portfolio. CNH owns the remaining shares. The primary responsibility of BPLG will be to provide funding and administrative services for CNH Capital Europe SAS, while CNH Capital's own European operations will have the primary responsibility for marketing and origination of financial products.

                                       ###

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2001 totaled $9.7 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, Fiatallis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.

BPLG is a 100% subsidiary of BNP PARIBAS and part of its Retail Banking arm, specialized in the financing of capital goods to enterprises and professionals. BPLG is the number one in the French market with a 21% market share, and is a leader in Europe via its ten subsidiaries or branches. BPLG's specialty is its capacity to structure and implement partnerships with manufacturers, resellers, equipment importers and distributors that cover everything from simple recommendation agreements to exclusive contracts and the creation of joint ventures.





- CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com -
                ------------------


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                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                              CNH Global N.V.



                                              By: /s/ Debra E. Kuper
                                                  ----------------------------
                                                  Debra E. Kuper
                                                  Assistant Secretary
July 11, 2002